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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c), and (d) and
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                                     RHODIA
         ---------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, nominal value Euro 1 per share
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   762397107*
         ---------------------------------------------------------------
                                 (CUSIP Number)

           October 15, 1999, August 16, 2000 and August 23, 2000 (1)
         ---------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*This CUSIP number relates to American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of -the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages.)


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CUSIP NO.  762397107                    13G

 1    Name of Reporting Person:  PARGESA HOLDING SA

      I.R.S. Identification No. of Above Person (Entities Only):  00-0000000

 2    Check the Appropriate Box if a Member of a Group
      (a) [X] (2)
      (b) [ ]

 3    SEC Use Only

 4    Citizenship or Place of Organization

      SWITZERLAND

           Number of                   5   Sole Voting Power:  300,000
            Shares
         Beneficially                  6   Shared Voting Power:  -0-
           Owned By
             Each                      7   Sole Dispositive Power:  300,000
           Reporting
          Person With                  8   Shared Dispositive Power:  -0-

 9    Aggregate Amount Beneficially Owned by Each Reporting Person:  300,000 (3)

10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11    Percent of Class Represented by Amount in Row (9):  0.2% (6)

12    Type of Reporting Person:  CO


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CUSIP NO. 762397107                     13G

 1   Name of Reporting Person:  GROUPE BRUXELLES LAMBERT

     I.R.S. Identification No. of Above Person (Entities Only):  00-0000000

 2   Check the Appropriate Box if a Member of a Group
     (a) [X] (2)
     (b) [ ]

 3   SEC Use Only

 4   Citizenship or Place of Organization

     BELGIUM

          Number of          5   Sole Voting Power:  9,550,000  (4)
           Shares
        Beneficially         6   Shared Voting Power:  -0-
          Owned By
            Each             7   Sole Dispositive Power:  9,550,000  (4)
          Reporting
         Person With         8   Shared Dispositive Power:  -0-

 9   Aggregate Amount Beneficially Owned by Each Reporting Person: 9,550,000 (5)

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11   Percent of Class Represented by Amount in Row (9):  5.3% (6)

12   Type of Reporting Person:  CO

                                  Page 3 of 8
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ITEM 1(A).        NAME OF ISSUER:

                           Rhodia

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt, France

ITEM 2

I.                (A).     NAME OF PERSON FILING:

                           Pargesa Holding SA

         (B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           11, Grand Rue 1204 Geneva - Switzerland

         (C).     CITIZENSHIP:  Switzerland

                  (D).     TITLE OF CLASS OF SECURITIES:

                           Ordinary Shares, nominal value Euro 1 per share, represented by American Depositary Shares

                  (E). CUSIP NUMBER: 762397107 (CUSIP Number relates to American Depositary Shares.)



II.               (A).     NAME OF PERSON FILING:

                           Groupe Bruxelles Lambert

         (B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           24 avenue Marnix, 1000 Brussels, Belgium

         (C).     CITIZENSHIP:  Belgium

                  (D).     TITLE OF CLASS OF SECURITIES:

                           Ordinary Shares, nominal value Euro 1 per share, represented by American Depositary Shares

         (E). CUSIP NUMBER: 762397107 (CUSIP Number relates to American Depositary Shares.)

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) Broker or dealer registered under Section 15 of the Exchange Act;

                  (b)      Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

                  (c) Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                  (d) Investment Company registered under Section 8 of the Investment Company Act;

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                  (e)      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                  (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

                  (g) A parent holding company or control person , in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

         The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in Items 4 (a) and (c) below.

(a)      Amount beneficially owned:

         Pargesa Holding SA                                     300,000  (3)

         Groupe Bruxelles Lambert                             9,550,000  (5)

(b)      Percent of class:

         Pargesa Holding SA                                        0.2%  (6)

         Groupe Bruxelles Lambert                                  5.3%  (6)

(c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote:

                  Pargesa Holding SA                            300,000

                  Groupe Bruxelles Lambert                    9,550,000  (4)

         (ii)     Shared power to vote or to direct the vote:

                  Pargesa Holding SA                          0

                  Groupe Bruxelles Lambert                    0

         (iii)    Sole power to dispose or to direct the disposition of:

                  Pargesa Holding SA                            300,000

                  Groupe Bruxelles Lambert                    9,550,000  (4)

         (iv)     Shared power to dispose or to direct the disposition of:


                                   Page 5 of 8
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                  Pargesa Holding SA                          0

                  Groupe Bruxelles Lambert                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Pargesa Holding SA (2)
                  Groupe Bruxelles Lambert (2)

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     [SIGNATURES APPEARS ON FOLLOWING PAGE.]


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 19, 2003

                                        PARGESA HOLDING SA

                                        By:     /s/ Andrew Allender
                                        Name:   Andrew Allender
                                        Title:  Chief Financial Officer

                                        GROUPE BRUXELLES LAMBERT

                                        By:     /s/ Ann Opsomer
                                        Name:   Ann Opsomer
                                        Title:  Head of Legal and Tax Department



                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the securities of the Issuer and further agree that this Agreement be included with or as an exhibit to such filing. The parties to the Agreement expressly authorize each other to file on each other's behalf any and all amendments to such statement.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement on February 19, 2003.

                                        PARGESA HOLDING SA

                                        By:     /s/ Andrew Allender
                                        Name:   Andrew Allender
                                        Title:  Chief Financial Officer

                                        GROUPE BRUXELLES LAMBERT

                                        By:     /s/ Ann Opsomer
                                        Name:   Ann Opsomer
                                        Title:  Head of Legal and Tax Department


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                                      NOTES

(1) On October 15, 1999, Groupe Bruxelles Lambert ("GBL") acquired 9,250,000 shares (approximately 5.3%) of capital stock of the issuer as part of the open price and secondary share placement offer for the shares of the issuer by Rhone-Poulenc (now renamed Aventis). Of these 9,250,000 shares, 300,000 shares were immediately transferred to Pargesa Holding SA, which now owns 48.1% of shares and 50.2% of voting rights of GBL. Further to GBL's additional acquisitions of 300,000 shares on August 16, 2000 and 300,000 shares on August 23, 2000, GBL's stake in the issuer increased to approximately 5.4% and 5.6 %, respectively.

(2) Although there exists no formal voting agreement, Groupe Bruxelles Lambert and Pargesa Holding SA consult with each other for the purpose of voting the shares of the issuer each owns.

(3) Groupe Bruxelles Lambert transferred 300,000 shares of capital stock of the issuer to Pargesa Holding SA on October 15, 1999 out of total 9,250,000 shares it acquired on such date.

(4) Due to its securities holdings, Pargesa Holding SA may be deemed to control Groupe Bruxelles Lambert and, as a result, be deemed to own beneficially 9,550,000 shares beneficially owned by Groupe Bruxelles Lambert. However, Pargesa Holding SA hereby disclaims beneficial ownership with respect to such shares.

(5) This amount consists of (i) 9,250,000 shares acquired on October 15, 1999 less 300,000 shares immediately transferred to Pargesa Holding SA, (ii) 300,000 shares acquired on August 16, 2000, and (iii) 300,000 shares acquired on August 23, 2000.

(6) Calculated based on the number of shares of Rhodia capital stock outstanding on December 31, 2001 as reported in Rhodia's Annual Report on From 20-F for the year ended December 31, 2001.

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